

Mail Stop 3030

January 30, 2009

Mr. Anthony W. Boor
Chief Financial Officer
Brightpoint, Inc.
2601 Metropolis Parkway
Suite 210
Plainfield, IN  46168

> **Re:    Brightpoint, Inc.**
> **Form 10-K for year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-12845**

Dear Mr. Boor:

We have reviewed your letter dated December 22, 2008 regarding the above filing and have the following comment.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspects of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Executive Compensation, page 84

1.    We note your response to prior comment 3.  Please expand your justification for why you believe disclosing the historical objectives and performance goals applicable to your annual executive bonus plans will result in competitive harm to you.  For example, please clarify how disclosing strategic objectives for a past year would "give competitors a window into [y]our long-term strategy."  Tell us why a past year's objectives would necessarily be predictive of your strategic

plans for future years, given that your compensation committee could assign different weights to these objectives or different objectives altogether. Might there be multiple variables that affected actual performance that are unrelated to the performance targets and your strategy? Also describe in more detail how disclosing the financial targets used in the past year would result in competitive harm.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant